United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCATEL

Date: April 26th, 2004	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

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THIS ANNOUNCEMENT IS NOT, AND IS NOT INTENDED TO BE, AN OFFER OF SECURITIES OF TCL COMMUNICATION TECHNOLOGY HOLDINGS LIMITED (“TCL COMMUNICATION”) FOR SALE IN THE UNITED STATES. SECURITIES OF TCL COMMUNICATION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

TCL and Alcatel
Creating a Major Global Player in the Mobile Handset Industry

Leading market presence in Asia, Europe and Latin America

Paris, April 26, 2004 – TCL Communication Technology Holdings Limited (“TCL Communication”), the intended holding company of Huizhou TCL Mobile Communication Co., Ltd. (“TCL Mobile”), a leading mobile handsets manufacturer in China, and Alcatel (Paris: CGEP.PA and NYSE: ALA) a worldwide leader in telecommunications network equipment, applications and services, today announced the signature of a memorandum of understanding (“MOU”) to form a joint venture company for the research and development, sales and distribution of mobile handsets and related products and services.

The two groups have decided to join together their respective strengths in the mobile handset industry:

•	In the mobile handset marketplace, TCL Mobile is one of the leading players in China with its highly recognized TCL brand, extensive sales and distribution network, large and flexible manufacturing base and fast-growing business in Asia

•	In the mobile handset marketplace, Alcatel is a major player in Europe and Latin America, with its world-renowned brand, extensive sales coverage through its established relationships with global carriers and distribution networks, and comprehensive R&D capabilities

Commenting on the partnership, Dr. Wan Mingjian, the Chief Executive Officer of TCL Mobile, said, “This is an exciting partnership which will provide TCL Mobile with a platform to rapidly grow our international business. We believe this will help us to quickly achieve our objective to become one of the leading global mobile handset manufacturers. Furthermore, the joint venture company and TCL Mobile will be able to create significant synergies to deliver a profitable business going forward.”

Philippe Germond, President and COO of Alcatel said, “with this operation, we are making another important step in our strategy to focus on communication solutions. As part of this strategy, Alcatel will maintain end-to-end mobile solutions capabilities for its customers. And for its mobile phone business, the newly created Joint Venture will benefit from an extended geographical reach, an improved product portfolio together with large economies of scale. Synergies created by the complementary nature of both shareholders’ businesses will increase competitiveness and financial performance.”

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The Joint Venture will be 55% owned by TCL Communication and 45% owned by Alcatel

Under the terms of the MOU, TCL Communication will be the major shareholder in the new company, with an equity stake of 55%, while Alcatel will hold the remaining equity stake of 45%. Alcatel will have the option to swap its ownership in the joint venture company into shares in TCL Communication and TCL Communication will have the option to swap Alcatel’s entire interest in the joint venture company into shares of TCL Communication 4 years and 5 years after the formation of the new company, respectively.

The formation of the joint venture company involves contributions from both shareholders, of Euro 55 million by TCL Communication and Euro 45 million by Alcatel:

•	TCL Communication will contribute cash

•	Alcatel will contribute cash and its mobile handset business. This business predominantly includes customer relationships and associated goodwill along with intellectual property and fixed assets. The transfer includes also around 600 R&D professionals and sales and marketing executives, and an experienced handset business management team.

The estimated net asset value of the joint venture company at closing is expected to be Euro 100 million.

The formation of the new venture is expected to be completed during the third quarter of 2004, subject to the signing of definitive agreements and necessary approvals by shareholders and regulatory authorities.

Rationale and Benefits of the Joint Venture Company

TCL Communication and Alcatel believe the combined strength of the two shareholders can better position TCL Mobile and the joint venture company in the competitive mobile handset market and potentially deliver a fast growing and profitable handset business in the global market.

Some of the key attributes are:

•	Complementary markets: TCL Mobile and Alcatel have complementary handset sales and distribution markets with little or no overlap. The joint venture and TCL Mobile combined will have an extensive sales network offering coverage in China, Latin America, Europe and the rest of the world addressing major operators and distributors. TCL Mobile will contribute the Joint venture’s global sales development with its knowledge of the retail distribution requirements. Alcatel will provide the Joint Venture with the support of its international sales force in the best interest of the Joint Venture.

•	Strong brand: the joint venture company will have an exclusive license to use the Alcatel brand name for handsets sales and distribution, building on the brand’s strength in the telecommunications industry globally.

•	Manufacturing: Existing relationships between Alcatel and key suppliers will be continued by the joint venture. In the future, TCL Mobile will be able to capture manufacturing synergies by leveraging its low-cost production base, as well as creating greater manufacturing and supply chain management economies of scale as volumes increase.

•	Increased range of product offering: synergies from the combined resources of TCL Mobile and the joint venture company to quickly offer a greater range of products to attract customers. This can be conducted on a cost effective basis by leveraging on the combined product development efforts of both companies.

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•	Combined R&D: the joint venture will continue to build upon the strong R&D platform that currently exists under Alcatel, with a focus on high-end products. R&D co-operation between TCL Mobile and the joint venture company will deliver R&D cost synergies and faster release of innovative and leading edge products. Research centres for JVCo and TCL Mobile will continue to be in Colombes (France), Shanghai, and Huizhou (PRC).

About TCL Corporation
TCL Corp is a major PRC conglomerate that designs, develops, manufactures and markets a wide range of the electronic, telecommunications, information technology and electrical products. For further information on TCL Corp, please visit www.tcl.com.

About TCL Communication Technology Holdings Limited
TCL Communication Technology Holdings Limited is a subsidiary of TCL Corporation and the intending holding company of Huizhou TCL Mobile Communication Co., Ltd. (TCL Mobile) after corporate restructuring. TCL Mobile is a hi-tech company committed to the R&D, manufacturing and sales of mobile terminal products. In 2003, TCL Mobile reported mobile handset sales of 9.84 million units, with RMB9.4 billion in revenue. For further information on TCL Mobile , please visit www.tclmobile.com.cn.

About Alcatel
Alcatel SA (Paris :CGEP.PA and NYSE: ALA) provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, please visit http://www.alcatel.com/.

TCL Corp Press Contacts
Denise Guo	Tel :+86 752 2288 383	guow@tcl.com

TCL Corp Investor Relations
Chen Hua Ming	Tel : +86 752 2288 389	chenhm@tcl.com

TCL Mobile Press Contacts
Chen Zu Hua	Tel : +86 752 2611 685	czuhua@tcl.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com